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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For April 3, 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated February 14, 2003, "Financial Statement 2003: Song Networks Holding AB Announces Full Year and Fourth Quarter 2002 Results"

FINANCIAL STATEMENT 2002

Song Networks Holding AB Announces Full Year and Fourth Quarter 2002 Results

The financial restructuring has been successfully completed and Song reports positive EBITDA for the fourth quarter

  The financial restructuring is completed, with the exception of the approximately 3.5% of the Company's bond that not yet has been converted into shares. An Extraordinary General Meeting approved the proposed restructuring. Song is thus virtually debt free.

  Revenues increased to SEK 2,325 million from SEK 2,168 million from the previous year.

  The number of corporate customers was 21,826 at the end of the period, which represents an increase of 1,098 customers from the previous year.

  Adjusted EBITDA for the year was SEK -83 million, compared to SEK -531 million 2001.

  Adjusted sales, general and administration costs (SG&A) were SEK -1,043 million, or -45% of revenues, compared to SEK -1,272 million or -59% the previous year.

  Net result for the year was SEK -2,284 million. The net result for the previous year was SEK -1,825 million. The net result for 2002 includes an impairment write-down of fixed assets amounting to SEK 5,301 million.

The fourth quarter

  Revenues for the fourth quarter 2002 were SEK 595 million, compared to SEK 621 million the fourth quarter of 2001.

  Adjusted EBITDA for the quarter was SEK 14 million, compared to SEK -126 million the fourth quarter of 2001.

  Adjusted sales, general and administration costs (SG&A) were SEK -238 million, or -40% of revenues, compared to SEK -350 million or -56% the previous year.

Stockholm, Sweden - February 14, 2003 - Song Networks Holding AB ("Song Networks" or the "Company"), formerly Tele1 Europe Holding AB (Stockholmsbörsen: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported fourth quarter and full year financial and operating results. Commenting on the results, Tomas Franzén, Chief Executive Officer, said: " We have during the year 2002 managed to, 1, make the Company financially strong through a successful financial restructuring, 2, adjusted to living within our means by managing to reduce the Company's costs with more than SEK 200 million on an annual basis, and 3, improved the Company's gross margin from 36.1% to 42.3%. We can see the result of this in the fourth quarter when the Company for the first time in the Company's history reports a positive EBITDA of SEK 14 million. The Company is standing strong and we are confident in our views on 2003".

Financial and operational summary:

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FULL YEAR 2001	FULL YEAR 2002
Net revenues, (MSEK)	590.2	558.9	580.6	595.4	2,167.8	2,325.0
Growth in net revenues, %, sequential periods	-5%	-5%	4%	3%	107%	7%
Gross Margin, %	40.1%	40.7%	42.0%	42.3%	34.2%	41.3%
SG&A, adjusted, %	-48%	-47%	-45%	-40%	-59%	-45%
EBITDA, adjusted (MSEK)	-47.1	-33.4	-16.4	14.0	-530.7	-82.9
EBITDA, adjusted, %	-8%	-6%	-3%	2%	-24%	-4%
Net loss per share, SEK	-202.73	-1,129.02	-210.44	165.34	-1,127.84	-1,376.85
Weighted average number of shares outstanding	1,658,852	1,658,852	1,658,852	1,658,852	1,618,579	1,658,852
Revenue mix
- direct	53%	56%	57%	55%	43%	55%
- wholesale	21%	23%	23%	28%	33%	24%
- indirect and other	26%	21%	20%	17%	24%	21%
Corporate customers (number), whereof - directly connected customers - hosting customers	21,186 6,338 163	21,721 6,644 168	22,077 6,887 170	21,826 6,779 153	20,728 5,605 148	21,826 6,779 153
No. of directly connected sites, whereof - fiber - DSL - leased lines - radio	11,621 1,344 5,052 5,092 133	12,989 1,582 5,722 5,491 194	14,275 1,779 6,472 5,828 196	14,630 1,867 6,647 5,919 197	10,498 1,208 4,355 4,806 129	14,630 1,867 6,647 5,919 197
Number of employees at the end of the period	1,007	994	975	786	1,076	786

Results of Operations full year 2002:

As of December 31, 2002, the Company had 21,826 corporate customers, of which 6,779 customers were directly connected to the Company's network through a total of 14,630 sites. This represents a decrease of 108 directly connected customers and an increase of 1,174 sites from the end of 2001. The number of sites increased by 355 from the third quarter of 2002 and with 4,132 from the end of the previous year. The number of fiber sites increased by 88 during the fourth quarter of 2002, to a total of 1,867. At the end of the fourth quarter of 2002, 6,647 sites were connected through DSL, which includes an increase of 175 in the fourth quarter of 2002. 5,919 sites were connected through leased line and 197 by radio. The reduced share of direct customers is mainly due to the fact that approximately 200 small web-hosting customers have either changed supplier or gone bankrupt.

During the year the Company continued to successfully connect customers to its IP VPN service. At the end of the year the service had been rolled out to approximately 4,000 active sites versus approximately 3,500 sites in the third quarter of 2002 or 1,600 at the end of 2001.

Song Networks' revenues for the year were SEK 2,325 million, which represents an increase of 7% from the previous year. Sweden accounted for 34% of total revenues, Finland for 28%, Norway for 21% and Denmark for the remaining 17%.

Direct revenues increased sharply during the year. Direct revenues for the year represented 55% of total revenues, compared to 43% the previous year. The number of corporate customers increased by 1,098 during the year and was 21,826 at the end of the year compared to 20,728 at the end of the year 2001.

Gross margin improved during the year to 41.3% 2002 from 34.2% 2001. This is mainly due to an improved revenue mix with an increasing share of direct and data revenues.

Adjusted EBITDA improved during the year to -4% from-24% or to SEK -83 million from SEK -531 million.

Adjusted sales, general and administration costs (SG&A) were SEK 1,043 million for the year, or -45%, compared to SEK 1,272 million or -59% the previous year.

Items affecting comparability consist of a capital gain of SEK 4,198 million primarily related to the conversion of the Company's bonds into equity. An impairment write-down of fixed assets amounting to SEK 5,301 million is also recorded in Items affecting comparability as well as restructuring charges and increased provisions for redundant office space of in total SEK 183 million.

Other income/ expenses, net, were SEK 120 million, compared to SEK -63 million the previous year. Other income/ expenses, net, include a net result of SEK 132 million from the sale of subsidiaries with significant tax losses.

Financial net for the period was SEK -175 million, compared to SEK -343 million in the previous year. The improved financial net is due to the significant foreign exchange gain pertaining to the Company's long-term loans denominated in USD and EUR until the Plan of Composition became irrevocable on December 13, 2002 and that under the restructuring agreement the Company is only liable for interest on the loans up until October 10, 2002.

The Company's net result for 2002 was SEK -2,284 million compared to SEK -1,825 million the previous year.

In September a cost savings program was launched to ensure that the Company reached its forecasted results. The cost savings program is expected to generate annual savings of approximately SEK 120-130 million. The savings are expected to reach full effect in the first quarter of 2003. A total of approximately 150 people were made redundant. The cost savings program generated restructuring costs for personnel and redundant office space of in total SEK 183 million.

Capital expenditures for the year totalled SEK 381 million. This is somewhat lower than the forecast for the full year of 2002 of SEK 400-450 million. An impairment write-down of SEK 4,052 million of fixed assets has been made during the year. Depreciation has been made to the value in use, calculated as the discounted present value of expected future cash flows. Historical cost for PP&E (Property, Plant and Equipment) amounted to SEK 6,858 million, and the carrying value totalled SEK 1,228 million.

Total shareholders' equity per December 31 was SEK 765 million. Shareholders' equity was restored in the fourth quarter from SEK -204 million at the end of the third quarter as the Company's bonds were converted into equity. Shareholders' equity will increase further in the beginning of 2003 as issuances of shares and convertibles are finalized. Please see section Financial restructuring.

Results of Operations fourth quarter 2002:

The revenues for the fourth quarter 2002 increased by 3%, compared with previous quarter, and decreased by 4% compared with the same period previous year. The revenues for the fourth quarter were SEK 595 million.

Direct revenues decreased from the previous quarter and amounted to 55% of total revenues the fourth quarter 2002, compared to 57% the third quarter of 2002. This is mainly due to decreasing revenues from Hosting. Wholesale revenues (including carriers and ISPs) represented 28% of total revenues and indirect and other revenues the remaining 17%. The increase of revenues from operators, resellers and ISPs is fully a result of an increased share of revenues from voice-operators.

Revenues from data and Internet made up 40% of total revenues the fourth quarter of 2002, or SEK 239 million, compared to SEK 247 million the third quarter of 2002. The decrease is pertaining to reduced Hosting-revenues.

Revenues from Sweden accounted for 33% of total revenues the fourth quarter of 2002, revenues from Finland represented 27%, Norway 22% and Denmark for 18%.

Gross margin improved only marginally during the quarter to 42.3% compared to 42.0% the third quarter of 2002. The increase is less than expected. This is mainly an effect of a decreasing share of revenues from high-margin Hosting services as well as increased revenues from voice-operators with low margins. The increase of 0.3% has however been achieved through increased utilization of the Company's own network as opposed to leased network capacity.

Adjusted sales, general and administration costs (SG&A) improved to SEK 238 million in the fourth quarter of 2002, compared to SEK 260 million in the third quarter of 2002. As a percentage of revenues, adjusted SG&A was 40% compared to 45% the previous quarter.

Song Networks reached break-even for adjusted EBITDA for the fourth period. Adjusted EBITDA margin improved to 2% in the fourth quarter of 2002 from -3% in the third quarter of 2002 reflecting an improvement in adjusted EBITDA from SEK -16 million to SEK 14 million.

Items affecting comparability consist of a capital gain of SEK 4,198 million primarily related to the conversion of the Company's bonds into equity. An impairment write-down of fixed assets of SEK 3,737 million is also recorded in Items affecting comparability as well as restructuring charges and increased provisions for redundant office space made in previous quarters, of in total SEK 64 million.

Other income/ expenses, net, were SEK 9 million, compared to SEK 126 million the previous quarter. Other income/ expenses, net, in the third quarter, includes a net result from the sale of SEK 126 million from the sale of subsidiaries with significant tax losses.

Financial net for the period was SEK 50 million, compared to SEK -186 million in the previous quarter, primarily due to the significant foreign exchange gain pertaining to the Company's long-term loans denominated in USD and EUR until the Plan of Composition became irrevocable on December 13, 2002, and that under the restructuring agreement the Company is only liable for interest on the loans up until October 10, 2002.

The Company's net result in the fourth quarter of 2002 was SEK 274 million compared to SEK -349 million in the third quarter of 2002.

Capital expenditures during the fourth quarter of 2002 totalled SEK 81 million versus SEK 43 million in the third quarter of 2002.

Song Networks ended the fourth quarter of 2002 with 786 employees, down from 975 employees at the end of the third quarter of 2002.

Parent company:

The parent company Song Networks Holding AB's revenues for the year were SEK 0 million, compared to SEK 0 million 2001. Loss before income taxes was SEK -4,661 million, compared to SEK -60 million 2001. The result includes a write-down of the carrying value of the shares in the subsidiary Song Networks N.V. of SEK -4,525 million. Investments during the year amounted to SEK 0 million, compared to SEK 0 million in 2001. The parent company's cash and cash equivalents at the end of the year was SEK 24 million, compared to SEK 182 million at the end of 2001. The number of employees in the parent company at the end of the year was 13, compared with 0 employees 2001.

Significant events during the year:

Financial restructuring

On July 9, 2002, Song Networks announced that the Company had entered into a business combination agreement with Telenor Business Solutions Holding AS, as part of an overall financial restructuring of the Song Networks Group. On August 13, 2002, Song Networks terminated this agreement. The termination of the business combination agreement was the result of the lack of support of an ad hoc committee of bondholders of Song Networks regarding the restructuring terms resulting from the agreement, as well as the committee's positive view regarding Song Networks' restructuring potential. Song Networks and the committee considered a number of potential restructuring alternatives.

On October 9, Song Networks Holding AB announced it has signed an agreement with an ad hoc committee of bondholders of Song Networks, Vattenfall AB and Stena Adactum AB in support of a restructuring and investment plan for the Company, as described below.

Song Networks' financial restructuring includes several steps, with the purpose to strengthen Song's financial position as well as to cover the estimated capital need until the business is expected to generate positive cash flows. The Extraordinary General Meeting also decided on a reverse share split of 1:100, meaning that every 100 shares are merged to 1 share with a nominal value of 100 times higher than the old shares. The shares are traded at the new nominal value since November 25, 2002.

As a part of the restructuring Song has carried out two issuances with preferential rights for the shareholders. The Extraordinary General Meeting therefore decided according to the Board's proposal on issuance of a maximum of 3,732,417 shares and convertible notes with at total nominal amount of not more than SEK 82,942,000. The record date for allocation of subscription rights for both issuances was December 16, 2002.

The following issuances were thus carried out:

  Issuance directed to Vattenfall and Stena for at total of SEK 300 million.
  Issuance of convertible notes directed to Stena for a total nominal value of SEK 15 million.
  Issuance of shares with preferential rights for the shareholders for approximately SEK 97 million.
  Issuance of convertible notes with preferential rights for the shareholders for a nominal value of approximately SEK 83 million.

Through the above issuances the Company receives a total of approximately SEK 495 million in cash, before issuance costs.

In addition to these transactions, a directed issuance to Vattenfall of SEK 100 million has been made, corresponding to the amount Song is due to pay Vattenfall for the acquisition of Arrowhead.

Subsequent to completion of all steps of the restructuring Song can, assuming full subscription and full conversion of the convertible notes, increase the number of shares from 1,658,852 up to 58,298,061.

After the restructuring has been finalized, assuming it has been made according to plan and that the convertible notes have been converted into ordinary shares, the ownership of the Company will be the following:

Former bondholders 60.0%

Vattenfall 19.8%

Stena 7.3%

Existing shareholders prior to the restructuring 12.9%

As per January 31, 2003, the ownership of 55% of Song was according to Värdepapperscentralen, VPC, distributed as below. The holding is calculated on the outstanding number of shares at that point, which was approximately 47 million, i.e. prior to a full conversion of Song's bonds.

Vattenfall 24%

Royal Skandia Life 11%

Stena 11%

Handelsbanken 5%

JP Morgan 4%

On October 10, Song Networks Holding AB announced that its wholly owned subsidiary, Song Networks N.V., filed a suspension of payments (Surseance) in The Netherlands. At the same time, Song Networks N.V. submitted to the Dutch court its proposed plan of composition on which agreement has been reached with an ad hoc committee of holders of Song Networks N.V. Senior Notes.

On November 21, Song Networks Holding AB announced that the creditors voted in favour of the previously announced plan of composition (Akkoord) in respect of Song Networks Holding AB's Dutch subsidiary Song Networks N.V..

On December 5, Song Networks Holding AB announced that the District Court of Amsterdam had confirmed the plan of composition (Akkoord) for its wholly owned subsidiary, Song Networks N.V..

On December 9, Song Networks Holding AB announced that the Company's planned rights issuance is fully guaranteed. A consortium of Stena Adactum AB, Dunross & Co AB and Adolf Lundin provide the guarantee.

The restructuring made the Company virtually debt-free and is expected to fund the Company until positive cash flows may be attained by the second quarter of 2004. With new strong owners and an extended network Song Networks will be well positioned to fully concentrate on continuing to develop high quality services to its customers.

Customer and collaboration agreements

During the year a number of important customer agreements were signed. Among others Song Networks and the Danish listed company Jysk (Jysk Sengetøjslager A/S) signed a 3-year contract in March to connect 178 locations by an IP VPN data network. Jysk, formerly known as Jysk Sengetøjslager, has more than 80 locations in Denmark, including retail stores, warehouses and offices, and 98 locations in Sweden, of which 95 are retail stores and warehouses. All of these 178 locations are in the process of being connected by a data communications network provided by Song Networks A/S. The solution provided for Jysk is an IP VPN running on Song Networks' transmission network using the MPLS (Multi Protocol Label Switching). The solution is prepared for distance working and travelling personnel calling in without jeopardizing network safety. In June Song Networks announced that Song Networks A/S in Denmark and Jysk had signed a deal for 3 years for an IP VPN solution. Adding to 178 locations throughout Denmark and Sweden connected earlier this year, Jysk has ordered 51 locations in Norway and 30 in Finland to be connected by a data communications network provided by Song Networks.

On June 6, Song Networks announced that the Swedish subsidiary, had signed an agreement with Scandic Hotels regarding supply of data communications. The value of the agreement is approximately SEK 30 million over 3.5 years. The solution covers 136 of Scandic Hotels' hotels and offices in the Nordic and Baltic countries. The agreement is Song Networks' largest agreement on data communications in Sweden. Scandic Hotels, which is one of Song Networks' major telephony customers, has chosen to increase the collaboration by investing in a new data network (WAN - Wide Area Network) that improves the communication between the 136 hotels and offices covered by the agreement. One of the requirements of the procurement was that the supplier had to be able to take on the overall commitment for data communications. The solution which the hotel group has bought is based on Song Networks' IP VPN service, which is supplied via Song Networks' own Nordic broadband network and which provides the customer with high capacity, availability and security in its data communications. The agreement includes an option to increase the number of services, e.g. with SoHo Services (VPN with secure connection for staff who wish to reach Scandic Hotels' network from home or whilst travelling). The data network also supports other services such as video-conferencing.

On August 27, the Swedish subsidiary of Song Networks announced that it had been entrusted with supplying data capacity to Fritidsresegruppen's head office, shops and offices at airports in the Nordic countries. The 3-year contract has a value for Song Networks of approximately SEK 7 million. Fritidsresegruppen is migrating to Song Networks' communication solution, and in Song Networks' IP VPN service (a network in Song Networks' own backbone and access network) it is acquiring a fixed connection between around 45 locations in the Nordic countries. The complete undertaking of the solution means that in addition to more capacity and availability Fritidsresegruppen is getting a high level of security in its data communication.

On October 24, Song Networks Holding announced that the Swedish subsidiary Song Networks Svenska AB in collaboration with a mobile operator and a switchboard supplier is supplying a voice solution which rationalises Danzas ASG Eurocargo AB's fixed and mobile telephony. The contract runs for 3 years, and the value for Song Networks is approximately SEK 36 million. For Danzas ASG Eurocargo AB, the fact that it is now getting a complete solution for all its telecommunication means a major cost saving. Danzas is connecting its switchboards to Song Networks' broadband network and is getting a joint voice solution for its 29 offices in Sweden. All the staff will be working towards one and the same solution, which amongst other things will improve internal call handling, as all the staff will be accessible via an abbreviated number. Internal calls will also be free.

On December 18, Song announced that Toyota in Sweden consolidates retailing with the aid of Song Networks. Song Networks Svenska AB, the Swedish subsidiary of Song Networks Holding AB, signed a contract with Toyota Sweden AB for the supply of data communication. Toyota's head office, retailers and servicing garages are being interconnected in a private network using Song Networks' IP VPN service. Via this network the connected companies will gain access to Toyota's central IT system and a fixed connection to the Internet. The contract is for 3 years and the value for Song Networks approximately SEK 20 million. Toyota's Swedish retailers and servicing garages used to be connected to the network via dial-up connections. After the migration to Song Networks' IP VPN solution, the offices connected will get a fixed connection to Toyota's network and thus improved accessibility and greatly increased capacity. The communication solution consolidates Toyota's retailing through more efficient management of the information passing between the local retailers and head office. The solution will be supplemented by a backup service for Toyota's local server centre, which will be connected via the IP VPN network. The information will be stored on tape media in Song's data centre, which meets the most stringent requirements regarding physical IT security. With the Remote Backup service, Toyota is rationalising its backup routines with regard to ongoing administration and maintenance of equipment, guaranteeing the possibility of restoring lost information if necessary.

Management and organisational changes

On March 7, the Company announced that Tomas Franzén had been appointed new CEO of Song Networks Holding AB taking up his new position on April 1, 2002.

On June 25, Song Networks announced organisational changes in Sweden and Norway for an additional focus on synergies and to gain further efficiency within the Group. To ensure a powerful presence in the local market and at the same time have the ability to leverage on the Nordic opportunity and on the possibility of having economies of scale within the Group, some organisational changes were made in Sweden and in Norway. Costs reductions were primarily made in SG&A, including personnel. The restructuring is expected to generate annual savings of approximately SEK 19 million. Restructuring charges of approximately SEK 10 million were recorded in the second quarter. A total of approximately 30 employees were made redundant in the Norwegian and Swedish organisation. Through the cost savings program that was launched in September an additional 150 people were made redundant.

On June 20, Song Networks announced a change of Board composition. Lars Windfeldt stepped down as Chairman and resigned from the Board of Song Networks Holding AB and was replaced by Lars Grönberg as chairman.

As part of the overall restructuring and cost savings program, Song Networks also announced management changes. Tomas Franzén, CEO of Song Networks Holding AB, also takes the position as Managing Director of the Swedish subsidiary, Song Networks Svenska AB, with effect October 1, 2002. The Executive Vice President of the Company, Ari-Jussi Knaapila, also takes the position as Managing Director of the Finnish subsidiary. The Managing Director of the Swedish subsidiary, Peter Lövgren, left the Swedish subsidiary and Olli Nuuttila, the acting Managing Director of Song Networks in Finland, took up his former position as Sales Director and Deputy Managing Director of Song Networks in Finland. At the same time Liia Nõu, CFO at Song Networks Holding AB, decided to leave the Company for new challenges, with effect from October 1, 2002.

General Meetings

The Annual General Meeting (AGM) of Song Networks Holding AB was held on April 17. The Meeting passed, among others, the resolution that paragraph 5 of the Articles of Association should be amended to read as follows: "The company's share capital shall be not less than SEK 8 million and not more than SEK 32 million".

The Extraordinary General Meeting of Song Networks Holding AB was held on November 11, and resolved on a financial restructuring of Song Networks in accordance with the Board's proposal. These resolutions include amendments to the articles of association and issuances of shares and convertible notes as described in press release of November 11, 2002.

Miscellaneous

On January 8, Song Networks announced that it had acquired the Euroring, a fiber network ring, from the bankruptcy estate of Enitel of Norway. Song Networks could thereby link its own Nordic fiber network, which connects most of the large cities in the Nordic region, with England, the Netherlands and Germany. Song Networks took over a network with a capacity of 20 Gbps that can be increased to 160 Gbps using existing equipment. The agreement covers twin fibre purchased as IRU over 15 years.

On April 9, the Company announced that the Customer Care of Song Networks in Finland was chosen Help Desk of the Year 2002. Help Desk Institute Nordic Oy awards the prize annually. In the evaluation of Customer Care of Song Networks, the following strengths were mentioned: clear strategy, customer-driven targets and their internal implementation; process excellence; management by values and excellent customer results.

On August 1, Song Networks announced that its wholly owned subsidiary Song Networks N.V. would not make the interest coupon payment scheduled on August 1, 2002 on the EUR 175 million 12⅜% Senior Notes due 2008.

On August 12, the Board of Song Networks Holding AB decided to delist the Company's ADRs from Nasdaq as the present ownership and market situation did not justify the costs related to the listing.

As described in Song Networks Holding AB's prospectus for the ongoing issuances Song Networks Svenska AB has a dispute with Skanska Fastigheter Stockholm AB regarding a rental agreement for premises in Liljeholmen. In January 2002, Song cancelled the agreement for the premises. Song has paid, as well as deposited, rent during the period of termination. Skanska has not accepted Song's notice. Song has in a summons application that was received by Stockholm's magistrate's court on December 23, 2002, requested for consideration by the court the validity of the cancellation of the agreement. In addition to the dispute regarding the validity of the agreement there are also disputes regarding among other things the size of the premises etc. Until these questions have been considered by the court Song intends to deposit the rent.

Due to the disputes Song has to date deposited rent for approximately SEK 10 million at Länsstyrelsen. Skanska has, aiming to release these deposited means, taken this dispute to Stockholm's magistrate's court. In Skanska's summons application to Stockholm's magistrate's court, that was received on December 27, 2002, Skanska also claims that the magistrate' s court should stipulate that the conditions of tenancy remains and that Song should pay the rent. In the event Song should fully win the dispute with Skanska regarding the validity of the agreement, rent would not be paid for the premises after November 1, 2002. Should Song be successful in the other parts of the dispute, Song would also receive refund the deposited means. In the event Song should lose the dispute, it would have the following economic consequences for Song.

Effects on the result

Song has in its balance sheet of December 31, 2002, a provision for rental costs regarding the full year 2003 and the second quarter of 2004. Following this the result will be affected by SEK 10 million per quarter until the agreement expires in the end of September 2009. To the extent that the premises can be sublet or that Song chooses to use the premises themselves as other agreements expires, Song's total rental costs will be reduced.

Effects on cash flow

Song intends to continue to pay rent by depositing, and that affects the cash flow negatively by SEK 38 million per year until the dispute has been solved.

Financing:

As of December 31, 2002, the Company had SEK 266 million in cash and cash equivalents (including restricted cash), as compared to SEK 356 million as of September 30, 2002. Song Networks has access to a credit facility of a maximum of SEK 200 million, of which unused credit facility was SEK 128 million as per December 31, 2002. The total amount that can be borrowed pursuant to this credit facility, which is secured by Song Networks' accounts receivable base, is limited to 65% of our receivables not older than 60 days. Restricted cash amounts to SEK 55 million held in escrow for operational purposes.

As of February 6, 2003, the Company had SEK 599 million in cash and cash equivalents (including restricted cash). At this time the credit facility was unused.

SEK 24 million of cash and cash equivalents was held at Song Networks Holding AB as per December 31, 2002.

Subsequent events:

On January 7, 2003, Song Networks Holding AB announced that the convertible loan of SEK 82.9 million in the issuance was, in addition to the previously guaranteed and ongoing issuance of shares, fully guaranteed. A consortium led by Öhman Fondkommission provided the guarantee.

On January 10, 2003, Song Networks Holding AB announced that during the first conversion period bondholders representing 84% of the total outstanding bonds, issued by the wholly owned subsidiary Song Networks N.V, had turned in their bonds for exchange for new shares in Song Networks Holding AB. The converted loans are equivalent to a total debt of approximately SEK 3.6 billion. The remaining bonds can be converted during one of the conversion periods open until May 2, 2003. Bonds that have not been converted by this date will become void without any right to be exchanged for shares.

On January 10, 2003, as previously announced, Song Networks Holding AB acquired all shares in Arrowhead AB from Vattenfall AB for SEK 100 million. At the same time Vattenfall AB made a subscription of new shares in Song Networks Holding AB for SEK 100 million.

On January 23, 2003, Song Networks Holding AB announced that the cash issuances related to the Company's financial restructuring had been carried out according to plan. On January 17, the two issuances with preferential rights were completed. The subscription rate for shareholders with preferential rights was approximately 90% or SEK 88 million for the share issue and approximately 70% or SEK 58 million for the issue of convertible notes. Since the two issuances are, as earlier announced, fully guaranteed, the remaining shares and convertibles will be allotted to the guarantees. The cash issuances will provide the Company with approximately SEK 495 million in liquid funds before deduction of issue costs. Through the cash issuances the financial restructuring is in all material respects completed and Song is thus virtually debt free. The issued notes will be subject to trading on the Swedish stock exchange, Stockholmsbörsen.

On February 13, 2003, Song Networks announced that after the completion of the second subscription period for the exchange of bonds for new shares in Song Networks, approximately 3.5% of the bonds not held by Song Networks are outstanding. The bonds surrendered so far, together with the bonds held by Song Networks, represent a total debt of approximately SEK 4.8 billion.

Forward-looking statements:

The Company expects full year 2003 revenues to increase to SEK 2.6 billion and the Company also expects to generate a significantly positive EBITDA for the full year of 2003, as announced in the report for the third quarter, 2002. The Company expects to be cash flow positive by the second quarter of 2004.

The Company is fully committed to keep the overall cost base under tight control and will continue to scrutinize every possibility to further reduce the costs going forward. The Company has launched a cost savings program to further reduce SG&A gradually, to reach a level of SEK 230 million by the first quarter of 2003. Run-rate for SG&A levels on a combined basis with Arrowhead is expected to be approximately SEK 245 million per quarter. The network build-out was completed in all material respects during 2001 and capital expenditures are now expected to total approximately SEK 350 million annually from 2003.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Proposed treatment of accumulated loss:

The Board proposes no dividend for the financial year 2002.

Company disclosure:

An English translation of the Company's 2002 Annual Report will be available by the end of March at Song Networks' office at Gustav III:s Boulevard 18, Box 712, 169 27 Solna, Sweden. The Annual Report and quarterly results are also available on the Company's website: www.songnetworks.net

Song Networks Holding AB's first quarter 2003 financial and operating results for the period ending March 31, will be released on May 7, 2003.

Song Networks will hold a telephone conference call at 3 pm CET, February 14, 2003 to present fourth quarter 2002 result and answer questions. Tomas Franzén (CEO) will host the conference. Dial in number: UK +44 (0) 20 7162 0125, US +1 334 323 6203 (toll free).

Quote: Song Networks

Instant replay will be available from February 14, 2003, directly after the conference call is finished, until February 19, 2003. To listen, please dial UK +44 (0) 20 8288 4459, access code: 658062, US +1 334 323 6222 (toll free) access code: 658062.

You will also find the conference call on the Company's website www.songnetworks.net

Stockholm February 14, 2003

On behalf of the Board of Directors of Song Networks Holding AB

Tomas Franzén

Song Networks Holding AB in summary:

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. This means that Song Networks supplies communication solutions that are attractively customized for each corporate customer. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and Internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 800 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

Consolidated income statement

	Three months ended 31 December			Twelve months ended 31 December
	2001 SEK '000	2002 SEK '000	2002 USD '000	2001 SEK '000	2002 SEK '000	2002 USD '000
Operating revenues	621 032	595 385	68 474	2 167 808	2 325 043	267 400
Cost of Services Sold	-502 607	-423 794	-48 740	-1 709 912	-1 752 908	-201 600
Gross Profit	118 425	171 591	19 734	457 896	572 135	65 800
Gross Margin	19.07%	28.82%	28.82%	21.12%	24.61%	24.61%
Gross margin before depreciation	36.11%	42.26%	42.26%	34.19%	41.28%	41.28%
Selling expenses	-140 839	-111 796	-12 858	-435 599	-379 813	-43 682
General and administrative expenses	-316 439	-208 936	-24 029	-1 227 614	-1 107 280	-127 347
Total operating expenses	-457 278	-320 732	-36 877	-1 663 213	-1 487 093	-171 029
Items affecting comparability	-56 223	396 687	45 622	-214 594	-1 285 522	-147 846
Other income/ expenses, net	-43 938	9 498	1 092	-63 194	120 364	13 843
Result from participation in associated companies	-1 158	-32 499	-3 738	-9 266	-28 322	-3 257
Operating result	-440 172	224 545	25 825	-1 492 371	-2 108 438	-242 489
Financial net	-58 159	49 729	5 719	-343 174	-175 170	-20 146
Result before income taxes	-498 331	274 274	31 544	-1 835 545	-2 283 608	-262 635
Income tax benefit/ expenses	13 921	-2	-	10 051	-387	-45
Net result	-484 410	274 272	31 544	-1 825 494	-2 283 995	-262 679
Depreciation/amortiziation & impairment charges included in operating result	-213 533	-3 899 747	-448 505	-711 389	-6 136 229	-705 719
Capital expenditures, net	595 978	81 010	9 317	2 697 810	380 506	43 761
Acquisitions of businesses	3 099	-	-	752 233	-16 000	-1 840
Share data
Result per share	-292.02	165.34	19.02	-1 127.84	-1 376.85	-158.35
Result per share after full dilution	-292.02	8,26	0,95	-1 127.84	-1 376.85	-158.35
No of shares	1 658 852	1 658 852	1 658 852	1 658 852	1 658 852	1 658 852
Weighted average number of shares outstanding after full dilution	1 806 408	33 189 908	33 189 908	1 766 135	9 590 238	9 590 238
Weighted average number of shares outstanding	1 658 852	1 658 852	1 658 852	1 618 579	1 658 852	1 658 852
No of shares after full dilution	1 806 408	58 362 890	58 362 890	1 806 408	58 362 890	58 362 890

Consolidated balance sheet
31 Dec 31 Dec 31 Dec
	2001 SEK '000	2002 SEK '000	2002 USD '000
ASSETS
Fixed assets
Intangible fixed assets	1 393 783	49 350	5 676
Tangible fixed assets	5 624 736	1 227 569	141 181
Financial fixed assets	239 782	43 938	5 053
Total fixed assets	7 258 301	1 320 857	151 910
Investments	31 474	26 190	3 012
Current receivables	1 339 844	806 486	92 753
Short-term investments	945 856	-	-
Cash and bank balances	498 121	265 751	30 564
Total current assets	2 815 295	1 098 427	126 329
TOTAL ASSETS	10 073 596	2 419 284	278 239

SHAREHOLDERS' EQUITY AND LIABILITIES
Restricted equity	5 374 896	6 110 878	702 804
Accumulated deficit	-3 089 807	-5 345 780	-614 811
Total Equity	2 285 089	765 098	87 993
Provisions	258 757	212 763	24 470
Long term liabilities	5 569 891	35 482	4 081
Short term liabilities	1 959 859	1 405 941	161 695
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	10 073 596	2 419 284	278 239

Consolidated Cash Flow Statements
	Three months ended 31 December			Twelve months ended 31 December
	2001 SEK '000	2002 SEK '000	2002 USD '000	2001 SEK '000	2002 SEK '000	2002 USD '000
Cash Flow from operating activities:
Result before income tax	-498 331	274 274	31 544	-1 835 545	-2 283 608	-262 635
Adjustments for non cash items	188 271	-300 973	-34 614	809 414	1 622 777	186 633
Interest, net	66 882	-19 931	-2 292	136 494	254 435	29 262
Changes in working capital	491 119	181 505	20 874	515 946	111 695	12 847
Net cash used in operating activities	247 941	134 875	15 512	-373 691	-294 701	-33 893
Cash Flow from investing activities:
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-17 854	-	-	-610 609	-59 000	-6 786
Sales of operation/subsidiaries	-3 188	6 389	735	-3 188	132 508	15 240
Investments to networks and equipment, net	-865 740	-80 675	-9 279	-2 899 254	-705 683	-81 160
Net cash used in investing activities	-886 782	-74 286	-8 544	-3 513 051	-632 175	-72 706
Cash flow from financing activities:
Share capital, net of issue costs	1 009	29	3	17 302	-	-
Increase/ decrease in borrowings, net	-824	-23 468	-2 699	1 519 118	61 061	7 023
Investments in own bonds, net	192 744	-	-	1 047 202	900 355	103 549
Financial restructuring	-	-127 644	-14 680	-	-266 646	-30 667
Other financing activities	24 703	-	-	496 637	-	-
Net cash used in financing activities	217 632	-151 083	-17 376	3 080 259	694 770	79 905
Net increase (decrease) of cash	-421 209	-90 494	-10 408	-806 483	-232 106	-26 694
Cash, beginning of period	949 195	355 882	40 929	1 316 000	498 121	57 288
Effect of exchange rate changes on cash	-29 865	363	43	-11 396	-264	-30
CASH, END OF PERIOD	498 121	265 751	30 564	498 121	265 751	30 564

Change in shareholders' equity (SEK '000)

Shareholders' equity, opening balances, Jan. 1, 2002 2 285 089

Share issue in progress 702 595

Translation adjustment, net 61 409

Net result -2 283 995

Shareholders' equity, closing balances, Dec. 31, 2002 765 098

Total Cash including Investments and Other Securities
	31 Dec 2001 (SEK '000)	31 Dec 2002 (SEK '000)	31 Dec 2002 (USD '000)
Cash	498 121	265 751	30 564
Investments, current (included in Other current assets)	780 408	-	-

Restricted cash, current	165 448	-	-

Total	1 443 977	265 751	30 564

Unutilized secured bank facility	300 000	128 263	14 751
Total	1 743 977	394 014	45 315
Cash includes:
Restricted cash	81 697	54 966	6 322
Used bank facility	-	71 737	8 250

Corporate information:

Principal Executive Office:

Song Networks Holding AB

Box 501

SE-182 15 Danderyd

Sweden

Visiting adress:

Svärdvägen 19

Tel: +46 8 5631 00 00

Fax: +46 8 5631 01 01

Web site: www.songnetworks.net

Enquiries:

Tomas Franzén, CEO

Tel: +46 8 5631 01 11

E-mail: tomas.franzen@songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer